Exhibit 10.1

CUE BIOPHARMA, INC.

SECOND AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

This Second Amended and Restated Executive Employment Agreement (“Agreement”), dated as of February 10, 2020 (the “Effective Date”), is made by and between Cue Biopharma, Inc., a Delaware corporation (“Cue” or the “Company”) and Daniel Passeri (“Executive,” and together with Cue, the “Parties”).

WHEREAS, the Company and Executive are parties to an Amended and Restated Employment Agreement dated as of October 3, 2019 (the “Original Agreement”); and

WHEREAS, the Company and Executive desire to enter into this Agreement to amend and restate the Original Agreement in its entirety and to set forth in this Agreement the conditions under which the Employee is to be employed by the Company.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. POSITION AND DUTIES.

(a) Beginning on the Effective Date, Cue shall employ Executive as its Chief Executive Officer (“CEO”). In his role as CEO, Executive shall have such duties and authority commensurate with the positions of CEO, and such other duties commensurate with the positions that may be assigned by the Board of Directors of Cue (the “Board”).

(b) Executive shall report directly to the Chairman of the Board.

(c) Executive, upon being duly elected, shall also serve as a member of the Board or as an officer or director of any Affiliate (as defined below) for no additional compensation.

(d) Executive shall devote all of Executive’s business time, energy, judgment, knowledge and skill and Executive’s best efforts to the performance of Executive’s duties with Cue, provided that the foregoing shall not prevent Executive from (i) participating in charitable, civic, educational, professional, community or industry affairs or (ii) managing Executive’s passive personal investments, so long as such activities in the aggregate do not interfere or conflict with Executive’s duties hereunder or create a potential business or fiduciary conflict.

2. TERM. Subject to the remaining terms of this Section 2 and Section 8, this Agreement shall be for an initial term that begins on the Effective Date and continues in effect through March 31, 2021 (the “Initial Term”) and, unless terminated sooner as herein provided, shall continue on a year-to-year basis after the Initial Term (each year, a “Renewal Term,” and each Renewal Term together with the Initial Term, the “Term”). If either Party elects not to renew this Agreement, that Party must give a written notice of non-renewal to the other Party at least 30 days before the expiration of the then-current Initial Term or Renewal Term. In the event that one Party provides the other with a notice of non-renewal pursuant to this Section 2 prior to the end of the Initial Term, no further automatic extensions shall occur and this Agreement shall terminate at the end of the Initial Term and any such non-renewal shall be deemed to be a termination of Executive’s employment by Cue without Cause and Executive shall be entitled to receive the payments set forth in Section 9(c) below.

3. BASE SALARY. Cue shall pay Executive a base salary (“Base Salary”) at the rate of $42,916.66 per month, which equates to an annual rate of $515,000 during the Term, in accordance with the regular payroll practices of Cue. The Base Salary shall be subject to annual review and adjustment at the sole discretion of the Board, provided however, that the Base Salary shall not be reduced during the Term unless mutually agreed by the Parties.

4. ANNUAL BONUS. Each year during the Term, Executive shall be eligible to receive an annual incentive bonus (the “Annual Bonus”) of up to 50% of the Base Salary, subject to achievement of key performance indicators for Cue, with the level of achievement determined by the Board in its sole discretion. The Compensation Committee of the Board (the “Committee”) shall establish such key performance indicators for each year after consultation with Executive. The terms of the Annual Bonus developed by the Committee shall govern any Annual Bonus that may be paid. Any Annual Bonus shall be paid in all events within two and one-half months after the end of the year in which such Annual Bonus becomes earned, provided that no Annual Bonus shall be considered earned until the Board makes all necessary determinations with respect to the Annual Bonus.

5. STOCK OPTIONS. On the Effective Date, Executive shall be granted an Option (as defined in the Cue Biopharma, Inc. 2016 Omnibus Incentive Plan (the “Plan”)) to purchase 150,000 shares of Cue’s Common Stock (the “Option”). The exercise price per share of the Option shall be equal to the Fair Market Value (as defined in the Plan) of a share of Common Stock as of the Grant Date (as defined in the Plan). The Option shall have a term that expires ten years from the Grant Date. The Option shall be subject to the terms and conditions applicable to Options granted under the Plan, as described in the Plan and the applicable Award Agreement (as defined in the Plan). The Option shall become exercisable over four years in equal, semi-annual installments beginning six months from the Grant Date, subject to the terms and conditions of the Plan and the applicable Award Agreement, but in all cases subject to accelerated vesting and post-termination exercise provisions as provided for herein. The Option and any other stock option granted to you by the Company during the Term shall be exercisable by your estate or the beneficiary that you designate (on a form provided for such purpose by the Company) following your death through the expiration of the Option or such other stock option as set forth in the plan and award agreement pursuant to which such Option or such other stock option is granted.

6. RESTRICTED STOCK UNITS. On the Effective Date, Executive shall be granted 150,000 Restricted Stock Units (as defined in the Plan) (the “RSUs”). The RSUs shall be subject to the terms and conditions applicable to RSUs granted under the Plan, as described in the Plan and the applicable Award Agreement. The RSUs shall vest as follows: One half of the RSUs shall vest on September 30, 2021 and the balance shall vest on March 31, 2022, subject to the terms and conditions of the Plan and the applicable Award Agreement, but would not be subject to accelerated vesting pursuant to Section 9(c). The Award Agreement for the RSUs shall provide that Executive shall have the right to elect to meet any tax withholding requirement by having withheld shares with a Fair Market Value (as defined in the Plan) equal to the amount of any taxes required to be withheld.

7. EMPLOYEE BENEFITS.

(a) BENEFIT PLANS. During the Term, Executive shall be entitled to participate in any employee benefit plans that Cue has adopted or may adopt, maintains or contributes to for the benefit of its employees generally, subject to satisfying the applicable eligibility requirements, except to the extent such plans are duplicative of the benefits otherwise provided to Executive hereunder. Executive’s participation shall be subject to the terms of the applicable plan documents and generally applicable Cue policies. Notwithstanding the foregoing, Cue may modify or terminate any employee benefit plan at any time.

(b) VACATIONS. During the Term, Executive shall be entitled to paid vacation time in accordance with Cue’s policy applicable to senior management employees as in effect from time to time (the “Vacation Policy”). Since vacation time is not accrued, unused vacation time may not be carried forward from one calendar year to any subsequent calendar year and shall not be paid out upon termination.

(c) BUSINESS EXPENSES. Upon presentation of reasonable substantiation and documentation as Cue may require from time to time, Executive shall be reimbursed in accordance with Cue’s expense reimbursement policy, for all reasonable out-of-pocket business expenses incurred and paid by Executive during the Term and in connection with the performance of Executive’s duties hereunder.

8. TERMINATION. Executive’s employment under this Agreement shall terminate on the first to occur of the following:

(a) DISABILITY. Upon 10 days’ prior written notice by Cue to Executive of termination due to Disability. “Disability” shall mean Executive is unable to perform each of the essential duties of Executive’s position by reason of a medically determinable physical or mental impairment that is potentially permanent in character or that can be expected to last for a continuous period of not less than 12 months.

(b) DEATH. Automatically upon the death of Executive.

(c) CAUSE. Immediately upon written notice by Cue to Executive of a termination for Cause. “Cause” shall mean:

(i) the commission of any act by Executive constituting financial dishonesty against Cue or its Affiliates (which act would be chargeable as a crime under applicable law);

(ii) Executive’s engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment that would (a) materially adversely affect the business or the reputation of Cue or any of its Affiliates with their respective current or prospective customers, suppliers, lenders or other third parties with whom such entity does or might do business or (b) expose Cue or any of its Affiliates to a risk of civil or criminal legal damages, liabilities or penalties;

(iii) the repeated failure by Executive to follow the directives of the Board;

(iv) any material misconduct, violation of Cue’s or Affiliates’ policies, or willful and deliberate non-performance of duty by Executive in connection with the business affairs of Cue or its Affiliates; or

(v) Executive’s material breach of this Agreement.

Executive shall be given written notice detailing the specific Cause event and a period of 10 days following Executive’s receipt of such notice to cure such event (if susceptible to cure) to the reasonable satisfaction of the Board. Notwithstanding anything to the contrary contained herein, Executive’s right to cure as set forth in the preceding sentence shall not apply if there are habitual or repeated breaches by Executive. A termination for Cause shall be deemed to include a determination by the Board or its designee following Executive’s termination of service that circumstances existing prior to such termination would have entitled Cue to have terminated Executive for Cause. All rights Executive has or may have under this Agreement shall be suspended automatically during the pendency of any investigation by the Board or its designee, or during any negotiations between the Board or its designee and Executive, regarding any actual or alleged act or omission by Executive of the type described in this definition of Cause.

(d) GOOD REASON. Upon written notice by Executive to Cue of a termination for Good Reason. “Good Reason” shall mean the occurrence of any of the following events, without the consent of Executive, unless such events are fully corrected in all material respects by Cue within 30 days following written notification by Executive to Cue of the occurrence of one of the events:

(i) a material diminution in Executive’s Base Salary or Annual Bonus opportunity;

(ii) a material diminution in Executive’s authority or duties set forth in Section 1 above, other than temporarily while physically or mentally incapacitated, as required by applicable law;

(iii) a relocation of Executive’s primary work location by more than 25 miles from its then current location other than any such relocation that is recommended or approved by Executive in his role as CEO and is within 50 miles of the then current location;

(iv) a material breach by Cue of a material term of this Agreement.

Executive shall provide Cue with a written notice detailing the specific circumstances alleged to constitute Good Reason within 30 days after the first occurrence of such circumstances, and actually terminate employment within 30 days following the expiration of Cue’s 30-day cure period described above. Otherwise, any claim of such circumstances as Good Reason shall be deemed irrevocably waived by Executive.

(e) WITHOUT CAUSE. Immediately upon written notice by Cue to Executive of an involuntary termination without Cause (other than for death or Disability).

(f) VOLUNTARY TERMINATION. Upon 60 days’ prior written notice by Executive to Cue of Executive’s voluntary termination of employment without Good Reason (which Cue may, in its sole discretion, make effective earlier than any notice date).

9. CONSEQUENCES OF TERMINATION.

(a) DEATH/DISABILITY. In the event that Executive’s employment ends on account of Executive’s death or Disability, Executive or Executive’s estate, as the case may be, shall be entitled to the following (with the amounts due under Sections 9(a)(i) through 9(a)(iv) below to be paid within 60 days following termination of employment, or such earlier date as may be required by applicable law):

(i) any unpaid Base Salary through the date of termination;

(ii) any Annual Bonus earned but unpaid prior to the date of termination;

(iii) reimbursement for any unreimbursed business expenses incurred through the date of termination;

(iv) any accrued but unused vacation time in accordance with Cue policy, which shall be prorated for any year in which Executive’s employment with Cue is terminated;

(v) all other payments, benefits or fringe benefits to which Executive shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant (collectively, Sections 9(a)(i) through 9(a)(v) hereof shall be hereafter referred to as the “Accrued Benefits”); and

(vi) an Annual Bonus for the year in which such termination occurs, determined and payable pursuant to the terms and conditions of Section 4 above as though no such termination had occurred.

(b) TERMINATION FOR CAUSE OR WITHOUT GOOD REASON. If Executive’s employment is terminated (i) by Cue for Cause or (ii) by Executive without Good Reason, Cue shall pay to Executive the Accrued Benefits (other than the Annual Bonus described in Section 9(a)(ii) above).

(c) TERMINATION WITHOUT CAUSE OR FOR GOOD REASON. If Executive’s employment by Cue is terminated by Cue other than for Cause or Disability or by Executive for Good Reason, Cue shall pay or provide Executive the following:

(i) the Accrued Benefits;

(ii) subject to Executive’s compliance with Section 10 below and Executive’s continued compliance with Section 11 below, a lump sum cash severance payment in an amount equal to the sum of (A) the target Annual Bonus for the year of termination, prorated based on the number of days that Executive is employed in such year through the date of termination (provided, notwithstanding the foregoing if termination occurs on or prior to March 31, 2020 the amount so paid shall equal the full target Annual Bonus for 2019 which shall be in lieu of any Annual Bonus payment for 2019), plus (B) 12 months of Base Salary, with such lump sum payable on the first payroll date of Cue that occurs more than 60 days after Executive’s termination (collectively, the “Severance Amount”);

(iii) subject to Executive’s compliance with Section 10 below and Executive’s continued compliance with Section 11 below, if Executive elects COBRA coverage for health and/or dental insurance in a timely manner, the Company shall pay the monthly premium payments for such timely elected coverage (consistent with what was in place at termination) when each premium is due until the earliest of the following: (i) 18 months from termination; (ii) the date Executive obtains new employment that offers health and/or dental insurance that is reasonably comparable to that offered by the Company; or (iii) the date COBRA continuation coverage would otherwise terminate in accordance with the provisions of COBRA; and

(iv) The time vesting and exercisability of one hundred percent (100%) of Executive’s stock options, stock appreciation rights, restricted stock units and restricted shares in each case that are issued and outstanding under a Company equity compensation plan (“Equity Awards”) shall accelerate by a period of 12 months; and Executive shall be entitled to exercise such Equity Awards (if exercisable) in accordance with this paragraph. For purposes of Equity Awards with performance-based vesting conditions (“Performance Awards”), Executive shall be treated under this paragraph as having remained in service for an additional 12 months following actual termination/resignation, provided that Performance Awards shall not become vested or earned solely as a result of this paragraph, and such vesting and earning shall remain subject to the attainment of all applicable performance goals, and such Performance Awards, if and to the extent they become vested or earned, shall be payable at the same time as under the applicable award agreement. For purposes of determining the accelerated vesting of Equity Awards and the additional service credit for Performance Awards, Executive’s Equity Awards and Performance Awards, as applicable, shall be presumed to vest ratably on a monthly basis over the number of calendar months of the time-based vesting or service-based vesting period established on the Grant Date of the Equity Award or Performance Award. Notwithstanding any provision of this Agreement or any applicable Equity Award agreement to the contrary, in the event of Executive’s termination/resignation initiated by the Company without Cause or by Executive for Good Reason, Executive’s vested and exercisable Equity Awards shall remain exercisable (if exercisable) until the date on which those Equity Awards expire, determined without regard to such termination/resignation.

Payments and benefits provided under this Section 9(c) shall be in lieu of any termination or severance payments or benefits to which Executive may be eligible under any of the plans, policies or programs of Cue or under the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar state statute or regulation. Should Executive die prior to the payment of the Severance Amount, the Severance Amount shall be paid to the heirs or estate of Executive in accordance with the schedule set forth herein.

(d) OTHER OBLIGATIONS. Upon any termination of Executive’s employment with Cue, Executive shall automatically be deemed to have resigned from any and all other positions he then holds as an officer, director or fiduciary of Cue and any other entity that is part of the same consolidated group as Cue or in which capacity Executive serves at the direction of or as a result of his position with Cue; and Executive shall, within 10 days of such termination, take all actions as may be necessary under applicable law or requested by Cue to effect any such resignations.

(e) EXCLUSIVE REMEDY. The amounts payable to Executive following termination of employment hereunder pursuant to Sections 9(a), (b) and (c) above shall be in full and complete satisfaction of Executive’s rights under this Agreement and any other claims that Executive may have in respect of Executive’s employment with Cue or any of its Affiliates, and Executive acknowledges that such amounts are fair and reasonable, and are Executive’s sole and exclusive remedy, in lieu of all other remedies at law or in equity, with respect to the termination of Executive’s employment hereunder or any breach of this Agreement.

(f) NO MITIGATION OR OFFSET. Executive shall not be required to seek or accept other employment or otherwise to mitigate damages as a condition to the receipt of benefits pursuant to this Section 9, and amounts payable pursuant to this Section 9 shall not be offset or reduced by any amounts received by Executive from other sources.

(g) NO WAIVER OF ERISA-RELATED RIGHTS. Nothing in this Agreement shall be construed to be a waiver by Executive of any benefits accrued for or due to Executive under any employee benefit plan (as such term is defined in the Employee Retirement Income Security Act of 1974, as amended) maintained by Cue, if any, except that Executive shall not be entitled to any severance benefits pursuant to any severance plan or program of Cue other than as provided herein.

(h) CLAWBACK. All awards, amounts or benefits received or outstanding under this Agreement shall be subject to clawback, cancellation, recoupment, rescission, payback, reduction or other similar action in accordance with the terms of any applicable law related to such actions, as may be in effect from time to time. Cue may take such actions as may be necessary to effectuate any provision of applicable law relating to clawback, cancellation, recoupment, rescission, payback or reduction of compensation, whether adopted before or after the Effective Date, without further consideration or action.

(i) CHANGE IN CONTROL EQUITY AWARD ACCELERATION. If Executive’s employment by Cue is terminated by Cue other than for Cause or Executive’s death or Disability or by Executive for Good Reason, in any such case, 90 days prior to or upon or within 24 months following a Change in Control (as defined in the Plan), and notwithstanding anything in the Plan to the contrary, (a) one hundred percent (100%) of Executive’s Equity Awards other than Performance Awards shall become fully vested as of the date of such termination/resignation, and such Equity Awards shall remain exercisable (if exercisable) until the earlier of one year from any termination/resignation or the latest date on which those Equity Awards expire or are eligible to be exercised under the applicable award agreements and (b) the service-based vesting condition of any Performance Award shall be deemed fully satisfied as of the date of such termination/resignation and such performance goals applicable to the Performance Awards shall be deemed to be achieved at the greater of target or actual performance as of the Change in Control, and such Performance Awards shall remain exercisable (if exercisable) until the earlier of one year from such termination/resignation or the latest date on which those Equity Awards expire or are eligible to be exercised under the applicable award agreements. Notwithstanding the foregoing, in no event shall Executive’s Equity Awards receive less favorable treatment in connection with a Change in Control than is afforded to any other Plan participant’s awards.

10. RELEASE. Any and all amounts payable and benefits or additional rights provided pursuant to this Agreement upon termination beyond the Accrued Benefits shall only be payable if Executive delivers to Cue and does not revoke a general release of claims in favor of Cue in a form satisfactory to Cue. Such release shall be furnished to Executive within two business days after Executive’s date of termination, and must be executed and delivered (and no longer subject to revocation, if applicable) within 30 days following termination (or such longer period to the extent required by law).

11. RESTRICTIVE COVENANTS.

(a) CONFIDENTIALITY.

(i) COMPANY INFORMATION. At all times during the Term and thereafter, Executive shall hold in strictest confidence, and shall not use, except in connection with the performance of Executive’s duties, and shall not disclose to any person or entity, any Confidential Information of Cue. “Confidential Information” means any Cue proprietary or confidential information, technical data, trade secrets or know-how, including research, product plans, products, services, customer lists and customers, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, marketing, distribution and sales methods and systems, sales and profit figures, finances and other business information disclosed to Executive by Cue, either directly or indirectly in writing, orally or by drawings or inspection of documents or other tangible property. However, Confidential Information does not include any of the foregoing items which has become publicly known and made generally available through no wrongful act of Executive.

(ii) EXECUTIVE-RESTRICTED INFORMATION. During the Term, Executive shall not improperly use or disclose any proprietary or confidential information or trade secrets of any person or entity with whom Executive has an agreement or duty to keep such information or secrets confidential.

(iii) THIRD PARTY INFORMATION. Executive recognizes that Cue has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on Cue’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. At all times during the Term and thereafter, Executive shall hold in strictest confidence, and shall not use, except in connection with the performance of Executive’s duties, and shall not disclose to any person or entity, such third party confidential or proprietary information, and shall not use it except as necessary in performing Executive’s duties, consistent with Cue’s agreement with such third party.

(b) NONCOMPETITION. Executive acknowledges that (i) Executive performs services of a unique nature for Cue that are irreplaceable, and that Executive’s performance of such services to a competing business will result in irreparable harm to Cue, (ii) Executive is a member of the management personnel of Cue, (iii) Executive has had and will continue to have access to Confidential Information and trade secrets which, if disclosed, would unfairly and inappropriately assist in competition against Cue, (iv) in the course of Executive’s employment by a competitor, Executive would inevitably use or disclose such Confidential Information and trade secrets, (v) Cue has substantial relationships with its customers and Executive has had and will continue to have access to these customers, (vi) Executive has received and will receive specialized experience and training from Cue and (vii) Executive has generated and will continue to generate goodwill for Cue in the course of Executive’s employment. Accordingly, during Executive’s employment with Cue or its Affiliates and for a period of 12 months thereafter, Executive shall not, directly or indirectly, own, manage, operate, control, be employed by or render services to (whether as an employee, consultant, independent contractor or otherwise, and whether or not for compensation, in each case in the capacity or any substantially similar capacity that Executive rendered services to Cue or its Affiliates) any person or entity, in whatever form, that competes with Cue or its Affiliates in any city or state in which Cue conducts business (which shall include any city or state where Cue or its Affiliates sells its products or otherwise conducts business as of the date of the termination of Executive’s employment). Notwithstanding the foregoing, nothing herein shall prohibit Executive from being a passive owner of not more than 1% of the equity shares of a publicly-traded corporation engaged in a business that is in competition with Cue or its Affiliates, so long as Executive has no active participation in the business of such corporation.

(c) NONSOLICITATION; NONINTERFERENCE.

(i) During Executive’s employment with Cue and for a period of 24 months thereafter, Executive shall not, except in the furtherance of Executive’s duties with Cue, directly or indirectly, individually or on behalf of any other person or entity, (i) solicit, aid or induce any customer of Cue or its Affiliates with whom Executive had meaningful business contact to purchase goods or services then sold by Cue or its Affiliates from another person or entity or assist or aid any other person or entity with whom Executive had meaningful business contact in identifying or soliciting any such customer, or (ii) interfere, or aid or induce any other person or entity with whom Executive had meaningful business contact in interfering, with the relationship between Cue or its Affiliates and any of their respective vendors, customers, joint venturers, licensees or licensors.

(ii) During Executive’s employment with Cue and for a period of 24 months thereafter, Executive shall not, except in the furtherance of Executive’s duties with Cue, directly or indirectly, individually or on behalf of any other person or entity, solicit, aid or induce any employee, consultant, representative or agent of Cue or its Affiliates (or any employee, consultant, representative or agent who has left the employment or retention of Cue or its Affiliates less than one year prior to the date that Executive solicits, aids or induces such person or entity (a “Covered Person”)) to any other person or entity unaffiliated with Cue or hire or retain any such employee, consultant, representative or agent or any Covered Person, or take any action to materially assist or aid any other person or entity in identifying, hiring or soliciting any such employee, consultant, representative or agent or any Covered Person.

(d) NONDISPARAGEMENT. During the Term and for a period of 24 months thereafter, (A) Executive shall not make negative comments or otherwise disparage Cue or any company or other trade or business that “controls,” is “controlled by” or is “under common control with,” Cue within the meaning of Rule 405 of Regulation C under the Securities Act, including any “subsidiary corporation” of Cue within the meaning of Section 424(f) of the Internal Revenue Code of 1986 (“Affiliates”) or any of their officers, directors, managers, employees, consultants, equityholders, agents or products, (B) in their interactions with Executive concerning the performance of his duties hereunder the members of the Board shall conduct themselves professionally and refrain from disparaging Executive and (C) Cue shall not and shall cause its directors officers and employees with titles of Senior Vice President or above not to make negative comments or otherwise disparage Executive. The foregoing shall not be violated by truthful statements (i) in response to legal process, required governmental testimony or filings or administrative or arbitral proceedings (including depositions in connection with such proceedings) or (ii) made in the course of Executive discharging his duties for Cue, (iii) made in response to any statement made in breach of this paragraph or (iv) Executive making positive statements concerning another company or its technology, whether or not same competes with the Company, in Executive’s reasonable good faith performance of Executive’s duties after the Term to any new employer or entity to which Executive provides services (that are not in breach of any restrictive covenants to which Executive is subject pursuant to this Agreement).

(e) COOPERATION. Upon the receipt of reasonable notice from Cue, while employed by Cue and thereafter, Executive shall respond and provide information with regard to matters in which Executive has knowledge as a result of Executive’s employment with Cue, and shall provide reasonable assistance to Cue, its Affiliates and their respective representatives in defense of any claims that may be made against Cue or its Affiliates, and shall assist Cue and its Affiliates in the prosecution of any claims that may be made by Cue or its Affiliates, to the extent that such claims may relate to the period of Executive’s employment with Cue (collectively, the “Claims”). Executive shall promptly inform Cue if Executive becomes aware of any lawsuits involving Claims that may be filed or threatened against Cue or its Affiliates. Executive also shall promptly inform Cue (to the extent that Executive is legally permitted to do so) if Executive is asked to assist in any investigation of Cue or its Affiliates (or their actions) or another party attempts to obtain information or documents from Executive (other than in connection with any litigation or other proceeding in which Executive is a party-in-opposition) with respect to matters Executive believes in good faith to relate to any investigation of Cue or its Affiliates, in each case, regardless of whether a lawsuit or other proceeding has then been filed against Cue or its Affiliates with respect to such investigation, and shall not do so unless legally required. During the pendency of any litigation or other proceeding involving Claims, Executive shall not communicate with anyone (other than Executive’s attorneys and tax and/or financial advisors and except to the extent that Executive determines in good faith is necessary in connection with the performance of Executive’s duties hereunder) with respect to the facts or subject matter of any pending or potential litigation or regulatory or administrative proceeding involving Cue or any of its Affiliates without getting the prior written consent of Cue. Upon presentation of appropriate documentation, Cue shall pay or reimburse Executive for all reasonable out-of-pocket travel, duplicating or telephonic expenses incurred by Executive in accordance with Cue’s applicable policies in complying with this Section 11(e), and Executive shall be compensated by Cue at a reasonable hourly rate for assistance given after the end of the Term.

(f) OWNERSHIP OF INFORMATION, IDEAS, CONCEPTS, IMPROVEMENTS, DISCOVERIES AND INVENTIONS, AND ALL ORIGINAL WORKS OF AUTHORSHIP.

(i) As between the Parties, all information, ideas, concepts, improvements, discoveries and inventions, whether patentable or not, which are conceived, made, developed or acquired by Executive or which are disclosed or made known to Executive, individually or in conjunction with others, during the Term and which relate to Cue’s business, products or services (including all such information relating to corporate opportunities, research, financial and sales data, pricing and trading terms, evaluations, opinions, interpretations, acquisition prospects, the identity of clients or customers or their requirements, the identity of key contacts within the client or customers’ organizations or within the organization of acquisition prospects, or marketing and merchandising techniques, prospective names and marks) are and shall be the sole and exclusive property of Cue. Moreover, all drawings, memoranda, notes, records, files, correspondence, manuals, models, specifications, computer programs, maps and all other writings or materials of any type embodying any of such information, ideas, concepts, improvements, discoveries and inventions are and shall be the sole and exclusive property of Cue.

(ii) In particular, Executive hereby specifically assigns and transfers to Cue all of Executive’s worldwide right, title and interest in and to all such information, ideas, concepts, improvements, discoveries or inventions, and any United States or foreign applications for patents, inventor’s certificates or other industrial rights that may be filed thereon, and applications for registration of such names and marks. During the Term and thereafter, Executive shall assist Cue and its nominee at all times in the protection of such information, ideas, concepts, improvements, discoveries or inventions, both in the United States and all foreign countries, including the execution of all lawful oaths and all assignment documents requested by Cue or its nominee in connection with the preparation, prosecution, issuance or enforcement of any applications for United States or foreign letters patent, and any application for the registration of such names and marks.

(iii) Moreover, if during the Term, Executive creates any original work of authorship fixed in any tangible medium of expression which is the subject matter of copyright (such as reports, videotapes, written presentations, computer programs, drawings, maps, architectural renditions, models, manuals, brochures or the like) relating to Cue’s business, products or services, whether such work is created solely by Executive or jointly with others, Cue shall be deemed the author of such work if the work is prepared by Executive in the scope of Executive’s employment; or, if the work is not prepared by Executive within the scope of Executive’s employment but is specially ordered by Cue as a contribution to a collective work, as a part of any written or audiovisual work, as a translation, as a supplementary work, as a compilation or as an instructional text, then the work shall be considered to be work made for hire and Cue shall be the author of the work. In the event such work is neither prepared by Executive within the scope of Executive’s employment or is not a work specially ordered and deemed to be a work made for hire, then Executive shall assign, and by these presents, does assign, to Cue all of Executive’s worldwide right, title and interest in and to such work and all rights of copyright therein. Both during the Term and thereafter, Executive shall assist Cue and its nominee, at any time, in the protection of Cue’s worldwide right, title and interest in and to the work and all rights of copyright therein, including the execution of all formal assignment documents requested by Cue or its nominee and the execution of all lawful oaths and applications for registration of copyright in the United States and foreign countries; provided, however, that Executive shall be compensated by Cue at a reasonable hourly rate for assistance given after the end of the Term.

(iv) Notwithstanding the foregoing provisions of this Section 11(f), Cue hereby notifies Executive that the provisions of this Section 11(f) shall not apply to any inventions for which no equipment, supplies, facility or trade secret information of Cue was used and which were developed entirely on Executive’s own time, unless (A) the invention relates (1) to the business of Cue, or (2) to actual or demonstrably anticipated research or development of Cue, or (B) the invention results from any work performed by Executive for Cue.

(g) RETURN OF COMPANY PROPERTY. On the date of Executive’s termination of employment with Cue for any reason (or at any time prior thereto at Cue’s request), Executive shall return all property belonging to Cue or its Affiliates (including any Cue or Affiliate-provided laptops, computers, cell phones, wireless electronic mail devices or other equipment, or documents or property belonging to Cue or an Affiliate).

(h) EFFECT OF EXECUTIVE BECOMING A BAD LEAVER. Notwithstanding any provision of this Agreement to the contrary, if (i) Executive materially breaches any of the covenants set forth in Section 11(a)(i), 11(a)(ii), 11(a)(iii), 11(b), 11(c), 11(d) or 11(f) hereof at any time during the period commencing on the Effective Date and ending 18 months after Executive’s termination of employment with Cue for any reason and (ii) Executive fails to cure such breach within 10 days of the effective date of written notice of such breach given by Cue, then Executive shall be deemed a “Bad Leaver.” If Executive is or becomes a Bad Leaver, then (i) any severance being paid to Executive pursuant to this Agreement or otherwise shall immediately cease upon commencement of such action and (ii) Executive shall be liable to repay to Cue any severance previously paid to him by Cue, less $100 to serve as consideration for the release described in Section 10 above.

(i) TOLLING. If Executive violates any of the terms of the restrictive covenant obligations articulated herein, the obligation at issue will run from the first date on which Executive ceases to be in violation of such obligation.

12. EQUITABLE RELIEF AND OTHER REMEDIES. Executive acknowledges that Cue’s remedies at law for a breach or threatened breach of any of the provisions of Section 11 above would be inadequate and in the event of such a breach or threatened breach, in addition to any remedies at law, Cue, without posting any bond, shall be entitled to seek to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available, without the necessity of showing actual monetary damages or the posting of a bond or other security.

13. NO ASSIGNMENTS. This Agreement is personal to each of the Parties. Except as provided in this Section 13, neither Party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other Party. Cue may assign this Agreement to any of its Affiliates or to any successor to all or substantially all of the business and/or assets of Cue, provided that Cue shall require such Affiliate or successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Cue would be required to perform it if no such succession had taken place. As used in this Agreement, “Cue” shall mean Cue and any Affiliate or successor to its business and/or assets that assumes and agrees to perform the duties and obligations of Cue under this Agreement by operation of law or otherwise.

14. NOTICE. Any notice that either Party may be required or permitted to give to the other shall be in writing and may be delivered personally, by electronic mail or via a postal service, postage prepaid, to such electronic mail or postal address and directed to such person as Cue may notify Executive from time to time; and to Executive at his electronic mail or postal address as shown on the records of Cue from time to time, or at such other electronic mail or postal address as Executive, by notice to Cue, may designate in writing from time to time.

15. SECTION HEADINGS; INCONSISTENCY. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement. In the event of any inconsistency between the terms of this Agreement and any form, award, plan or policy of Cue, the terms of this Agreement shall govern and control.

16. SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any action in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction.

17. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

18. APPLICABLE LAW; CHOICE OF VENUE AND CONSENT TO JURISDICTION; SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to agreements made and wholly to be performed in such state without regard to conflicts of law provisions of any jurisdiction.

(b) For purposes of resolving any dispute that arises directly or indirectly from the relationship of the Parties evidenced by this Agreement, the Parties hereby submit to and consent to the exclusive jurisdiction of the Commonwealth of Massachusetts and further agree that any related litigation shall be conducted solely in the courts of Middlesex County, Massachusetts or the federal courts for the United States for the District of Massachusetts, where this Agreement is made and/or to be performed, and no other courts.

(c) Each Party may be served with process in any manner permitted under State of Delaware law, or by United States registered or certified mail, return receipt requested.

(d) BY EXECUTION OF THIS AGREEMENT, THE PARTIES ARE WAIVING ANY RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED ON THIS AGREEMENT.

19. MISCELLANEOUS. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and such officer or director as may be designated by Cue. No waiver by either Party at any time of any breach by the other Party of, or compliance with, any condition or provision of this Agreement to be performed by such other Party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. This Agreement together with all exhibits hereto sets forth the entire agreement of the Parties in respect of the subject matter contained herein and supersedes any and all prior agreements or understandings between Executive and Cue or its Affiliates with respect to the subject matter hereof, including without limitation the Original Agreement. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof, have been made by either Party that are not expressly set forth in this Agreement.

20. REPRESENTATIONS. Executive represents and warrants to Cue that (a) Executive has the legal right to enter into this Agreement and to perform all of the obligations on Executive’s part to be performed hereunder in accordance with its terms, and (b) Executive is not a party to any agreement or understanding, written or oral, and is not subject to any restriction, which, in either case, could prevent Executive from entering into this Agreement or performing all of Executive’s duties and obligations hereunder.

21. TAX MATTERS.

(a) WITHHOLDING. Any and all amounts payable under this Agreement or otherwise shall be subject to, and Cue may withhold from such amounts, any federal, state, local or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

(b) SECTION 409A COMPLIANCE.

(i) The intent of the Parties is that payments and benefits under this Agreement be exempt from (to the extent possible) Section 409A (“Section 409A”) of the Internal Revenue Code of 1986 and the regulations and guidance promulgated thereunder, as amended (collectively, the “Code”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. To the extent that any provision hereof is modified in order to comply with Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to the Parties of the applicable provision without violating the provisions of Section 409A. In no event shall Cue be liable for any additional tax, interest or penalty that may be imposed on Executive by Section 409A or damages for failing to comply with Section 409A.

(ii) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits that constitute “nonqualified deferred compensation” under Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding anything to the contrary in this Agreement, if Executive is deemed on the date of termination to be a “specified employee” under Section 409A, then with regard to any payment or the provision of any benefit that is considered “nonqualified deferred compensation” under Section 409A payable on account of a “separation from service,” such payment or benefit shall not be made or provided until the earlier of (A) the expiration of the six-month period measured from the date of such “separation from service” of Executive, and (B) the date of Executive’s death, to the extent required under Section 409A. Upon the expiration of the foregoing delay period, all payments and benefits delayed pursuant to this Section 21(b)(ii) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum on the first business day following the six-month period, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(iii) To the extent that reimbursements or other in-kind benefits under this Agreement constitute “nonqualified deferred compensation” for purposes of Section 409A, (A) all expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive, (B) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit and (C) no such reimbursement, expenses eligible for reimbursement or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(iv) For purposes of Section 409A, Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be at the sole discretion of the Board.

(v) Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “nonqualified deferred compensation” for purposes of Section 409A be subject to offset by any other amount unless otherwise permitted by Section 409A.

(c) MODIFICATION OF PAYMENTS. In the event it shall be determined that any payment, right or distribution by Cue or any other person or entity to or for the benefit of Executive pursuant to the terms of this Agreement or otherwise, in connection with, or arising out of, Executive’s employment with Cue or a change in ownership or effective control of Cue or a substantial portion of its assets (a “Payment”) is a “parachute payment” within the meaning of Code Section 280G on account of the aggregate value of the Payments due to Executive being equal to or greater than three times the “base amount,” as defined in Code Section 280G (the “Parachute Threshold”), so that Executive would be subject to the excise tax imposed by Code Section 4999 (the “Excise Tax”) and the net after-tax benefit that Executive would receive by reducing the Payments to the Parachute Threshold is greater than the net after-tax benefit Executive would receive if the full amount of the Payments were paid to Executive, then the Payments payable to Executive shall be reduced (but not below zero) so that the Payments due to Executive do not exceed the amount of the Parachute Threshold, reducing first any Payments under Section 9 above.

BY SIGNING THIS AGREEMENT BELOW, EXECUTIVE ACKNOWLEDGES THAT EXECUTIVE:

(1)	HAS READ AND UNDERSTOOD THE ENTIRE AGREEMENT;

(2)	HAS HAD THE OPPORTUNITY TO ASK QUESTIONS AND CONSULT COUNSEL OR OTHER ADVISORS ABOUT ITS TERMS; AND

(3)	AGREES TO BE BOUND BY IT.

IN WITNESS WHEREOF, Cue has caused this Agreement to be executed in its name and on its behalf, and Executive acknowledges understanding and acceptance of, and agrees to, the terms of this Agreement, all as of the Effective Date.

CUE BIOPHARMA, INC.	DANIEL R. PASSERI

/s/ Kerri-Ann Millar	/s/ Daniel R. Passeri
Print Name: Kerri-Ann Millar
Title: Vice President, Finance